

Mail Stop 3561

October 19, 2016

<u>Via E-mail</u>
Daniel Greenleaf
President, Chief Executive Officer and Director
BioScrip, Inc.
1600 Broadway, Suite 700
Denver, Colorado 80202

   Re: BioScrip, Inc.
     Registration Statement on Form S-3
     Filed October 11, 2016
     File No. 333-214039

Dear Mr. Greenleaf:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Hillary Daniels at (202) 551-3959 with any questions.

         Sincerely,

         /s/ Pamela Howell
         for

         John Reynolds
         Assistant Director
         Office of Beverages, Apparel, and
         Mining

cc: Scott M. Zimmerman, Esq.
   Dechert LLP